DigitalFX International, Inc.
3035 East Patrick Lane, Suite 9
Las Vegas, Nevada 89120

November 11, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	DigitalFX International, Inc.
Registration Statement on Form S-8
Registration Number: 333-143156

Ladies and Gentlemen:

DigitalFX International, Inc. (the “Company”) hereby respectfully requests that the Company’s Post Effective Amendment No. 1 to Form S-8 Registration Statement (Registration Number 333-143156) filed on November 9, 2009 (the “Registration Statement”) be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.  The Registration Statement was filed to terminate the registration of the Company’s 2006 Stock Incentive Plan and 12 individual stock option agreements, and should have been designated as an S-8 POS.  The Registration Statement was never declared effective and no securities of the Company were sold pursuant thereto.

If you have questions regarding this matter, please contact the undersigned at 702-938-9300.

Respectfully,

DIGITALFX INTERNATIONAL, INC.

/s/ Abraham Sofer
By:  Abraham Sofer
Its:  President